Exhibit 99.1

For Immediate Release:
November 14, 2006

Contact: William D. Patterson, Senior Vice President and Chief Financial Officer

Phone: 603-882-5191
Fax: 603-882-4125

Pennichuck Corporation Announces Third Quarter 2006 Operating Results

MERRIMACK, NH (November 14, 2006) - Pennichuck Corporation (the "Company") today announced that for the quarter ended September 30, 2006, it earned $670,000, or $.16 per share, compared with net income of $592,000, or $.14 per share, for the same quarter in 2005. The increase in earnings was due to lower eminent domain defense costs, higher amounts of allowance for funds used during construction ("AFUDC"), and higher water service company operating income, offset in part by lower water utility operating income. Water utility operating income was down due to the combined effects of higher operating expenses and lower water usage, the latter being attributed to this year's weather patterns.

Commenting on the results for the quarter, Duane C. Montopoli, Pennichuck's President and Chief Executive Officer, said, "While no assurance can be given as to the final outcome of any rate increase filing until final order by the New Hampshire Public Utilities Commission ("NHPUC"), higher operating expenses of these types are, in part, included in Pennichuck Water's current rate relief filing and, in part, are expected to be included in future rate relief filings." He added that, "No portion of the eminent domain defense costs incurred to date have been charged or allocated to the Company's three utilities."

Eminent domain defense costs for the third quarter were $377,000 as compared to $711,000 for the same period last year. For the nine months ended September 30, 2006, eminent domain defense costs totaled $2.0 million, compared with $1.6 million for the first nine months of 2005. This matter is scheduled to be adjudicated before the NHPUC in January 2007.

For the nine months ended September 30, 2006, the Company earned $118,000, or $.03 per share, compared with earnings of $454,000, or $.13 per share, for the same period in 2005. The decrease in earnings for the nine month period was attributable to a decrease in water utility operating income and higher eminent domain defense costs, partially offset by higher amounts of allowance for funds used during construction.

Consolidated revenues for the third quarter of 2006 were $7.4 million compared to $7.0 million for the same quarter in 2005. Consolidated revenues for the first nine months of the year were $18.4 million as compared to $18.1 million for the comparable year earlier period. Revenues for both the three and nine month periods were higher due to rate relief granted during 2006 to the Company's Pennichuck Water and Pennichuck East water utility subsidiaries. Additionally, the Company experienced 5.2% combined water utility customer growth during the twelve months ended September 30, 2006, resulting in a total combined customer base of approximately 32,000 at September 30, 2006.

Revenues from the Company's non-regulated water service business increased to $1.7 million for the nine months ended September 30, 2006 compared to $1.6 million in the

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same period last year. The non-regulated water service business activities include providing contract operations and maintenance, water testing and billing services to four municipalities as well as a number of small, privately owned community water systems. The increase in contract revenues over the same period last year is principally due to the addition of a municipal service contract pursuant to which, during the first quarter of 2006, the Company began providing water services to the Town of Barnstable, MA for a two year period.

In closing, Mr. Montopoli said, "Our management philosophy for our regulated utilities is tight fiscal controls across the board and prudent necessary capital investment for the benefit of our customers, coupled with periodic rate increase filings to cover that investment and gradual operating cost increases. We are also committed to acquiring and rehabilitating additional water systems throughout New Hampshire as an element of strategic growth and to address statewide water issues as they arise."

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in southern and central New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company's real estate operations are involved in the ownership, management and development of real estate in the greater Nashua, New Hampshire areas.

Pennichuck Corporation's common stock trades on the Nasdaq Stock Exchange under the symbol "PNNW". The Company's website is at www.pennichuck.com.

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, timing and results of eminent domain proceedings before the NHPUC, and the impact thereof on consolidated business operations; timing and amount of regulated water utility rate relief; changes in general economic conditions, legislation or regulation and accounting factors affecting Pennichuck Corporation's financial condition and results of operations; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation's annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation's forward-looking statements.

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Pennichuck Corporation Comparative Operating Results

Quarter Ended September 30:	2006	2005

Consolidated Revenues	$7,366,000	$7,012,000
Operating Income	$1,687,000	$2,032,000
Net Income	$ 670,000	$ 592,000
Earnings Per Share:
Basic	$.16	$.14
Diluted	$.16	$.14
Average Shares Outstanding:
Basic	4,210,436	4,164,367
Diluted	4,216,624	4,184,116

Nine Months Ended September 30:	2006	2005

Consolidated Revenues	$18,351,000	$18,052,000
Operating Income	$ 2,907,000	$ 3,566,000
Net Income	$ 118,000	$ 454,000
Earnings Per Share:
Basic	$.03	$.13
Diluted	$.03	$.13
Average Shares Outstanding:
Basic	4,202,130	3,539,798
Diluted	4,213,854	3,544,804

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